Organic Plant Health, Inc.

Date: December 19, 2011

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Organic Plant Health Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed December 1, 2011

File No. 333-176704

Dear Ms. Nguyen:

Thank you for your comment letter dated December 14, 2011 (the "Comment Letter") with respect to the above-captioned Registration Statement. We have filed our Amendment No. 2 to the Registration Statement on Form S-1/A of Organic Plant Health, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·                  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1. We note your response to prior comment 1. Please provide us with a detailed analysis in support of your response that the “press release had little or no impact on the trading of the company’s stock.” We may have further comment upon review of your response.

Response:

In the 7 day period prior to, and after, the company press release related to the company’s SEC S-1 filing, there was no significant change in trading share price or volume, (please see Exhibit A for the historical information related to OPHI common stock trading). There have been spikes in trading at several points throughout the year, including one that occurred on September 22, 2011. However it is the company’s belief that these spikes are due to external factors, and wholly unrelated to any news release of any kind. The spike in trading that occurred on September 22, 2011 was largely related to one individual selling the majority of their holding in OPHI common stock. The company learned that this shareholder was provided 200,000 free trading shares by a non-affiliate of the company in an unrelated settlement agreement. The shareholder then sold the majority of those shares for personal reasons. It is our belief that the company press release in question had no impact on that trading, whatsoever.

2. We note your response to prior comment 2. Please confirm that in the event you determine to use promotional or sales materials other than the preliminary prospectus prior to effectiveness, you will provide us with copies of any written promotional or sales materials prior to use.

Response:

In the event the company chooses to use promotional or sales materials other than the preliminary prospectus prior to effectiveness, the company will provide the SEC with copies of any written promotional or sales materials prior to use.

Prospectus cover page, page 4

3. We note your revised disclosure that the registration statement contains a public offering prospectus and selling stockholder prospectus. Please tell us how you envision structuring the preliminary prospectus that you will distribute to potential purchasers and your final form of prospectus to be included in the registration statement that we declare effective. In this regard, please be aware that all information required by Regulation S-K to be included in the form of prospectus should be included as part of the prospectus at this time.

Response:

We have included in this registration statement, after the financial statements, a set of alternate pages to reflect the differences between the Public Offering Prospectus and the Selling Stockholder Prospectus.

Investors who receive the Public Offering Prospectus from the Company will all be potential investors in the public offering. The purpose of the alternative prospectus in connection with the resale offering is that the selling stockholders, whose shares are being registered in the resale offering prospectus, will be responsible for delivering the alternative prospectus in connection with the sales made by such selling stockholders.

Please see page SS-1 – SS-5 of the Amendment.

4. We note your response to prior comment 11. Please revise the last sentence of the first bullet point to clarify that offering proceeds will be available to “us” upon receipt.

Response:

We have made the changes.

Please see page 4 of the Amendment.

5. Refer to the first paragraph. As you will be offering the securities on a best efforts basis, please provide the date of the termination of the offering. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response:

We have added the termination date of April 30, 2012 to the offering.

Please see page 4 of the Amendment.

Table of Contents, page 5

6. We note your response to prior comment 12. Please explain the references to “any potential underwriters.” It appears from your filing that the offering is self-underwritten. Additionally, it does not appear you are in a position to state that as-of-yet identified person have not provided additional information to prospective investors. Please revise.

Response:

We have no underwriters for this prospectus. Accordingly, we have removed “any potential underwriters” from the paragraph.

Please see page 5 of the Amendment.

7. We note your response to prior comment 13. Please remove “and our actions support” from the second bolded paragraph or state that you believe and act as if the statistical data, industry data, forecasts and market research information are correct and accurate.

Response:

We have removed “and our actions support” from the second bolded paragraph and stated that we believe and act as if the statistical data, industry data, forecasts and market research information are correct and accurate.

Please see page 5 of the Amendment.

Prospectus Summary, page 6

8. We note your response to prior comment 16. Please remove the qualifying language “without knowledge of our plans to expand the company . . .” from the fifth paragraph under “Our Business.”

Response:

We have removed “without knowledge of our plans to expand the company . . .” from the fifth paragraph under “Our Business”.

Please see page 6 of the Amendment.

9. Refer to the last sentence of the third paragraph. Please revise to describe the geographical region that is the focus of your business.

Response:

We have revised the paragraph to describe the geographical region that is currently the focus of our business.

Please see page 6 of the Amendment.

10. We note that you currently sell through more than 20 retail partners. Please substantiate your claim that the addition of 2-3 employees beginning in 2012 will increase an additional 50-100 retail partners in 2012. Please also revise the disclosure in the third paragraph on page 39 accordingly.

Response:

We have revised the section, deleting the claim. We further provide a general understanding of why we believe that hiring additional sales and support staff will allow the company to increase the number of its retail partners in 2012. The changes were also included on page 39.

Please see page 7 and 39 of the Amendment.

Concentration on Organic-Based and Natural Fertilizers Industry, page 7

11. We note your response to prior comment 22. Please revise the last paragraph of this section to clarify that, irrespective of whether competitors may be similarly affected by volatility in raw materials prices, this volatility may affect the predictability of your expenses and profitability.

Response:

We have revised the section and added the clarification requested.

Please see page 7 of the Amendment.

Our Competitive Advantages, page 8

12. We note your response to prior comment 24. Please revise to remove disclosure in each bullet point which claims that you have demonstrated a “clear advantage over new companies” entering your category. Please balance the bullet point captioned “Product Diversity” by clarifying, if true, that you must develop a national distribution capability and obtain licensing in additional states to fully realize this competitive advantage. Also revise the Business section accordingly.

Response:

We have revised the section, removing the disclosures. We have also revised the Product Diversity bullet point, providing the clarification requested.

Please see page 8 of the Amendment.

13. Additionally, please provide us with support for each of the statements you make in the bullet point captioned “Product Performance.”

Response:

We have elected to delete the bullet point captioned “Product Performance”. Understanding the advantages of organic based fertility and organic matter and the effects they have on the soil food web and the variety of soil microbes included therein is a complicated task. Rather than confuse the potential investor who will view this prospectus, we have elected to remove this section.

Please see page 8 of the Amendment.

14. Revise the claim under the bullet point captioned “Exposure on regional and national media” to state as a belief or remove such disclosure. Also revise the Business section accordingly.

Response:

We have revised the section adding, “we believe that” to the section. Further we supported the claim with details related to Billy Styles’ local and national exposure on the company’s behalf.

Please see page 8 of the Amendment.

Strengths External, page 8

15. Please disclose the source of the data that is provided in this section and provide us copies of this information.

Response:

We have revised the section to include a reference to “marketresearch.com” as the source for the statistics noted in this section. We are providing a copy of this information in PDF form for your review with this letter (see attached Exhibit B).

Please see page 8 and 48 of the Amendment.

Our Strengths, page 9

Marketing Strategy, page 9

16. We note your response to prior comment 26. Please revise the first paragraph of this subsection to substantiate that your products are available for sale at “competitive prices” or revise.

Response:

We have deleted the words, “at competitive prices”.

Please see page 9 of the Amendment.

17. We note the disclosure in the first paragraph on page 9 that “much of the information provided to the consumer by large, national fertilizer manufacturers provides partial or incomplete information that may mislead the consumer.” Please revise to substantiate such claim or revise to remove the disclosure. Also revise the Business section accordingly.

Response:

We have deleted the quoted section from the filing here and in the Business section.

Please see page 9 of the Amendment.

18. We note your response to prior comment 28. Please remove “success” from the fifth sentence of the first paragraph on page 9.

Response:

We have removed “success” from the fifth sentence of the first paragraph on page 9, and through the whole registration statement.

Please see page 9, 49 and 54 of the Amendment.

Sales Strategy, page 9

19. We note your revised disclosure that you intend to expand sales efforts into new regional markets on the east coast and Midwest. Please revise your plan of operations section to specifically address these new markets and revise your Business section to discuss the key attributes of these new markets, highlighting any differences with the markets you currently operate in.

Response:

We have revised the section to address the new markets to be targeted on the east coast and Midwest. Further, we have updated the Business section with the addition of the following paragraph regarding key attributes of these markets, highlighting any differences with the current markets in which we operate:

These market hubs have been identified based on their size or proximity to major trading areas fanning out from the Carolinas. Our plans are that each market hub will have a sales person and an account manager to help facilitate the sale of our products to prospective retail, commercial, wholesale and agriculture businesses within those hubs. Most of these hub markets are similar to the Carolinas in many ways. The majority have cool season grasses (tall fescue or bluegrass) as the dominant grass for residential and commercial lawns. This is very similar to North Carolina. The southern cities in Georgia and Florida have warm season grasses (Bermuda, Zoysia, Centipede, St. Augustine, or Bahai) as the dominant grasses, which are similar to, or the same as, many of the grasses used in South Carolina. Fertilizers and pest control products used in these hub markets to feed ornamental trees and shrubs, flowers and vegetable gardens are also very similar to those use in North and South Carolina, albeit the application times change according the hardiness zones established by the U.S. Department of Agriculture, (USDA).

The primary difference between these identified hub markets and the Carolinas is soil composition. Knowing the soil type of your plot of land is necessary for planning your gardening and landscaping needs. The soil type will determine which plants or trees will grow the best, as well as suitability for building projects. The three basic soil types of sand, silt and clay are defined by the size of their component mineral particles. Different combinations of these types are further categorized into twelve different types of soil textures recognized by the U.S. Department of Agriculture. They are: clay, sandy clay, silty clay, clay loam, silty clay loam, sandy clay loam, loam, sandy loam, silty loam, loamy sand, sand, and silt.

Although different soil types are present across the country, all plants grown in the different types of soil benefit from organic based nutrition and organic matter, which are integral components in our fertilizers and soil conditioners.

Please see page 9 and 49 of the Amendment.

Risk Factors, page 13

The current economic and credit environment, page 13

20. We note your response to prior comment 35. Please remove the third sentence of the second paragraph and second and third sentences of the third paragraph of this risk factor. The referenced language tends to mitigate the risk presented and is therefore not appropriate disclosure in the risk factor section. You may present your analysis of mitigating circumstances in your MD&A section.

Response:

The risk factor has been revised accordingly.

Please see page 13 of the Amendment.

Management’s Discussion and Analysis, page 37

Operating Activities, page 42

21. We note your response to prior comment 52. Please discuss in greater detail the overdue payment from the wholesale distributor disclosed in the second paragraph of this subsection, including whether this payment continues to be overdue. Also, please disclose whether you have standard payment terms for payments of accounts receivables and, if so, briefly describe them. In this regard, please also add a risk factor discussing the risks that customers may not pay you in a timely manner.

Response:

We have provided additional information about the specific over due invoice and provided a brief discussion of the company’s standard payment terms. In addition we have added a risk factor discussing the risks that customers may not pay us in a timely manner.

Please see page 14 and 42 of the Amendment.

Organic-Based and Natural Fertilizers Industry Background, page 46

22. We note your response to prior comment 55. Please revise to characterize the last two sentences of the fifth paragraph under “Overview of the Industry” as your beliefs.

Response:

We have revised the two sentences, characterizing the content as our beliefs.

Please see page 46 of the Amendment.

Business, page 47

23. We note disclosure stating that you believe that you will need $500,000 to $750,000 from the offering in the next 6 to 10 months to achieve your expansion plans. Elsewhere in the prospectus, you state that you will need $500,000 to accomplish your business plans. Please reconcile the discrepancy throughout the prospectus.

Response:

The discrepancy regarding the minimum funds needed from this offering have been reconciled throughout the document.

Please see page 47 of the Amendment.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 85

24. We note from your response to prior comment number 87 and from the disclosure provided on page 85 of the registration statement that because the license fee paid by approved distribution partners is a non-refundable one-time charge that is independent from the sale of products, the Company recognizes licensing revenue when the license term begins. Please note that if the license fee being received is for the right to sell the Company’s products over the current and future periods we believe this fee should be recognized over the period of expected benefit rather than at the time it is received from the distribution partner. Please advise or revise as appropriate Refer to the guidance outlined in SAB Topic 13:A:3 d and f.

Response:

Pursuant to our license agreement with licensees, the license fee is for a one-time setup fee and does not carry an expirations date. The agreement can be terminated by our Company if certain minimum sales goals are not maintained. Accordingly, we feel it is appropriate to recognize the license fee in full as revenue when the license term begins as the useful life is undeterminable. We have attached a sample licensing agreement as Exhibit C to this responses letter for your reference.

Item 17. Undertakings

25. We note your response to prior comment 93. It does not appear that undertaking (4) or (5)(i) are applicable to your offering. Please tell us why you have included these undertakings or remove them.

Response:

Items 4 and 5(i) have been removed, and the remainder of the undertaking section has been re-numbered.

Please see page 95 of the Amendment.

Signatures, page 96

26. We note your response to prior comment 94. Please revise the second signature block to identify your principal accounting officer or controller. To the extent a signatory of the registration statement occupies more than one title, list each title.

Response:

We have revised the second signature block to identify our principal accounting officer and list each title of our officers.

Please see page 96 of the Amendment.

Other

27. Please provide a currently dated consent from the independent public accountant in any future amendments to the registration statement.

Response:

A currently dated consent from the independent public accountant has been filed hereto as exhibit 23.1 of the amended registration statement.

Very truly yours,

/s/ William Styles
Name: William Styles Title: President, Chief Executive Officer and Director
/s/ J. Alan Talbert
Name: J. Alan Talbert Title: Vice President, Chief Operations Officer and Director

cc: Effie Simpson, SEC

Linda Cvrkel, SEC

J. Nolan McWilliams, SEC

Exhibit A

ORGANIC PLANT HEALTH, INC. (OPHI.PK) Aug. 1, 2011 - Oct. 18, 2011
DATE	OPEN	HIGH	LOW	CLOSE	VOLUME	ADJ CLOSE

8/1/2011	0.14	0.14	0.132	0.14	10472	0.14
8/2/2011	0.2025	0.2025	0.132	0.15	1300	0.15
8/3/2011	0.15	0.15	0.15	0.15	0	0.15
8/4/2011	0.2025	0.2025	0.2025	0.2025	750	0.2025
8/5/2011	0.2025	0.2025	0.2025	0.2025	0	0.2025
8/8/2011	0.2025	0.2025	0.16	0.18	15275	0.18
8/9/2011	0.2025	0.2025	0.17	0.19	38730	0.19	Spike
8/10/2011	0.17	0.17	0.17	0.17	1500	0.17
8/11/2011	0.17	0.17	0.17	0.17	5000	0.17
8/12/2011	0.17	0.17	0.17	0.17	0	0.17
8/15/2011	0.19	0.19	0.19	0.19	4334	0.19
8/16/2011	0.19	0.19	0.19	0.19	0	0.19
8/17/2011	0.19	0.19	0.19	0.19	0	0.19
8/18/2011	0.1975	0.1975	0.1975	0.1975	1000	0.1975
8/19/2011	0.13	0.13	0.13	0.13	1000	0.13
8/22/2011	0.13	0.13	0.13	0.13	0	0.13
8/23/2011	0.13	0.13	0.13	0.13	0	0.13
8/24/2011	0.13	0.13	0.13	0.13	0	0.13
8/25/2011	0.13	0.15	0.087	0.15	45591	0.15	Spike
8/26/2011	0.15	0.15	0.15	0.15	0	0.15
8/29/2011	0.15	0.15	0.15	0.15	0	0.15
8/30/2011	0.15	0.15	0.15	0.15	0	0.15
8/31/2011	0.15	0.15	0.15	0.15	0	0.15
9/1/2011	0.15	0.15	0.15	0.15	0	0.15
9/2/2011	0.15	0.15	0.15	0.15	0	0.15
9/5/2011	0	0	0	0	0	0
9/6/2011	0.15	0.15	0.15	0.15	0	0.15
9/7/2011	0.15	0.15	0.15	0.15	0	0.15
9/8/2011	0.15	0.15	0.15	0.15	0	0.15	Press Release Date
9/9/2011	0.185	0.185	0.185	0.185	5700	0.185
9/12/2011	0.185	0.185	0.185	0.185	0	0.185
9/13/2011	0.185	0.185	0.185	0.185	400	0.185
9/14/2011	0.185	0.185	0.185	0.185	0	0.185
9/15/2011	0.185	0.185	0.185	0.185	0	0.185
9/16/2011	0.185	0.185	0.185	0.185	0	0.185
9/19/2011	0.11	0.11	0.11	0.11	1286	0.11
9/20/2011	0.11	0.13	0.07	0.13	153849	0.13	Spike
9/21/2011	0.13	0.13	0.13	0.13	0	0.13
9/22/2011	0.13	0.13	0.13	0.13	520	0.13
9/23/2011	0.13	0.13	0.13	0.13	0	0.13
9/26/2011	0.13	0.13	0.13	0.13	0	0.13
9/27/2011	0.1	0.1	0.1	0.1	4370	0.1
9/28/2011	0.1	0.13	0.1	0.13	2950	0.13
9/29/2011	0.13	0.13	0.13	0.13	0	0.13
9/30/2011	0.13	0.13	0.13	0.13	0	0.13
10/3/2011	0.13	0.13	0.13	0.13	0	0.13
10/4/2011	0.1	0.1	0.1	0.1	10400	0.1	Spike
10/5/2011	0.1	0.1	0.1	0.1	3490	0.1
10/6/2011	0.1	0.1	0.1	0.1	0	0.1
10/7/2011	0.13	0.13	0.13	0.13	3000	0.13
10/10/2011	0.13	0.13	0.13	0.13	0	0.13
10/11/2011	0.08	0.08	0.08	0.08	952	0.08
10/12/2011	0.1	0.1	0.1	0.1	8000	0.1
10/13/2011	0.08	0.08	0.08	0.08	100	0.08
10/14/2011	0.185	0.185	0.185	0.185	100	0.185
10/17/2011	0.185	0.185	0.08	0.08	1129	0.08
10/18/2011	0.08	0.08	0.08	0.08	0	0.08

Exhibit B

US Demand for Lawn & Garden Consumables to Increase 3.4% Annually Through 2014

ROCKVILLE, MD--(Marketwire - September 13, 2010) -  MarketResearch.com has announced the addition of Freedonia Group Inc's new report "Lawn & Garden Consumables" to their collection of House & Home market reports. For more information, visit http://www.marketresearch.com/product/display.asp?ProductID=2688161Per the report, US demand for packaged lawn and garden consumables, which include fertilizers, pesticides, growing media, seeds, mulch, and other related products, is forecast to increase 3.4 percent per year to $9.2 billion in 2014. The weak economy and food safety concerns have created a renewed interest in home gardening, a trend that will likely continue going forward, promoted by the introduction of new, easier to use gardening products. A rebound in the housing market will provide opportunities, being that newly built homes require landscaping.

Favorable demographic trends include the ongoing graying of the baby boom generation, which is primed for the peak gardening years; and residences in more affluent areas with larger yards, which will boost demand for products used in landscaping and gardening applications, states the report. At the same time, because of a renewed emphasis on family, the US population is electing to spend more time and energy in and around their homes, as well as the homes of family members and friends -- often in outdoor living spaces such as patios and decks, designed to utilize all potential living space. A well manicured lawn or garden complements the outdoor living space design.

Freedonia anticipates best opportunities for new products that offer convenience and good performance while also meeting health and safety standards. Growth will be led by fertilizers and growing media, both of which will post above average gains over the forecast period. These two segments are benefiting from the expanding consumer trend favoring value-added products such as fast-acting and easy-to-use fertilizers, and premium soils.

According to the report, across all product segments, organic formulations will experience more favorable increases over conventional formulations. Sales of organics will be spurred by substantial product improvements, a rising number of products, lower prices and more effective marketing, particularly as more leading lawn and garden consumable suppliers enter the market.

For more information, visit http://www.marketresearch.com/product/display.asp? ProductID=2688161

US Organic Fertilizer Market

USA Organic Fertilizer Market is Relatively Open

// 12.04.2010

The organic fertilizer business is relatively new, highly fragmented, under-capitalized and growing rapidly. Representing a tiny share of the fertilizer market in the U.S., demand for organic products is growing along with that for organic foods and other items.

USA is an important fertilizers importer. In 2008 US imported $25.3 million or 36.1 thous. mt of organic fertilizers. The import share of the market accounted for 42%. Main countries-suppliers are the neighboring countries: Canada and Mexico (67%) and Peru (12%).

10% annual growth is estimated for the organic fertilizer market, twice the projected growth for all lawn and garden goods. Total organic lawn and garden market valued approximately $400 million. In spite of world economic crisis organic fertilizer industry keeps growing apart synthetic fertilizer industry, this fell 7%.

The experts see this market as relatively open, with a diverse customer base and relatively few large players.

More information on Organic Fertilizer Market in USA can be found in “Organic Fertilizer Market in United States: Business Report” recently released at MarketPublishers.com

Source: MarketPublishers, Ltd.

Garden Market Research

How Many Organic Gardeners Are There?

The number of U.S. households that use only all-natural fertilizer, insect, and weed controls increased from an estimated 5 million households in 2004 to 12 million in 2008 according to results of NGA's 2004 and 2008 Environmental Lawn and Garden surveys. This trend reflects the increasing importance people attribute today to maintaining lawns and gardens in an environmentally friendly way. And this trend is expected to increase in the future.

The 2008 Environmental Lawn and Garden Survey asked a representative sample of U.S. households, In your opinion, how important is it that residential, commercial, and municipal lawns and landscapes be maintained in an environmentally friendly way? Eighty-nine percent of all U.S. households responded that this is important. Further, a majority of 57 percent of all households said it is ″extremely important″ or ″very important.″ About 1 out of 3 households (32 percent) said it is ″somewhat important,″ and fewer than 1 out of 10 households feel that maintaining lawns and landscapes in an environmentally friendly way is ″not very important″ (5 percent) or ″not at all important″ (2 percent).

We also asked survey respondents who use only all-natural fertilizer, insect, and weed controls why they prefer all-natural gardening methods. The top five reasons given clearly reflect these households' interest in being environmentally responsible and their concern for health and well being: it's better for the environment (73 percent); to reduce the risk of exposure to chemicals in my yard (59 percent); to reduce water pollution through fertilizer runoff (54 percent); it fits my way of life (43 per cent); and to produce my own, safe, fresh produce (37 per cent). It appears that using all-natural gardening methods for this group is part of an overall lifestyle.

The 2008 Environmental Lawn and Garden Survey also asked respondents with a yard or garden how likely it is that they will start using all-natural gardening methods in the future. Of the estimated 100 million U.S. households with a yard or garden, 17 percent (or 17 million households) said they definitely will start using all-natural gardening methods in the future, 22 percent (22 million) said they probably will, 28 percent (28 million) said they might or might not, 10 percent (10 million households) said they probably will not, and 2 percent (2 million) said they definitely will not start using all-natural gardening methods in the future.

If households that currently use all-natural gardening methods and those that don't currently use these methods but said they will in the future follow through on their plans to go all-natural, the number of households using all-natural methods in the future could grow by 42 percent to 17 million households. If respondents who say they ″will probably use all-natural gardening methods in the future″ actually start using only all-natural gardening methods, this number could be significantly larger.

Will Use All-Natural/Organic Gardening Methods in the Future	U.S. Households with a Yard or Garden
	%	Millions
Definitely/probably will use	39	39
Definitely will use	17	17
Probably will use	22	22
Might or might not use	28	28
Probably will not use	10	10
Definitely will not use	2	2
Don't know	2	2
TOTAL	100	100

For more information about NGA's Environmental Lawn and Garden Survey

Bruce Butterfield NGA Research Director 802-863-5251, ext. 113

Research and Markets: Hard Times Lawn & Garden Survey Reveals that More People are Saving With Do-It-Yourself Lawn & Garden Care

DUBLIN--(BUSINESS WIRE)--Research and Markets

(http://www.researchandmarkets.com/research/dff28a/hard_times_lawn) has announced the addition of the "Hard Times Lawn & Garden Survey" report to their offering.

“It makes perfect sense that people are spending more time on do- it- yourself lawn and garden activities during this great recession because it's a simple and direct way homeowners can maintain and improve the appearance of their property and save money by doing more for themselves.”

Hard Times Lawn & Garden Survey Says More People Saving With Do-It-Yourself Lawn & Garden Care

Is the gardening market recession-proof? NGA's new Hard Times Lawn & Garden Survey provides factual data not available from any other source.

In previous recessions the overall garden market held strong, but not in the current recession. Most people cut about $80 from the average spent on their lawns and gardens last year. The average spent in 2009 was $363 compared to $444 in 2008. Total retail sales were down 16% from $36.1 billion in 2008 to $30.1 billion in 2009. Many garden retailers saw strong sales of consumables, but not big-ticket items. Want to know more?

This original, 100-page report includes a wealth of additional information to help leaders in the lawn and garden market make strategic marketing decisions. A representative sample of more than 2,500 households was surveyed by Harris Interactive to obtain the data. The report includes written commentary and complete tables for each survey question broken down by region of the country, gender, age, marital status, education, household income, household size, presence of children, and employment status.

Report Highlights:

  Overall participation in one or more types of do-it-yourself lawn and garden activities increased by 2% to 83 million households last year
  The national average annual amount spent on lawn and garden activities decreased by 18% to $363 last year.
  Total retail lawn and garden sales decreased by 16% to $30.121 billion last year, the lowest level we have seen in over a decade.
  The only lawn and garden category with increased sales last year was food gardening which was up 21% and increased for the second year in a row.
  While the amount consumers spent on their lawns and gardens was down, it did not approach the level of the decline seen in their discretionary spending, which is good news.
  A majority of people spent about the same amount of time participating in lawn and garden activities last year as in previous years. There were many more people who increased the amount of time they spent on food gardening, lawn care, flower gardening, container gardening, and yard/landscape care than people who decreased the amount of time spent on those activities last year.

These recently published results found in the Hard Times Lawn & Garden Survey show how more Americans are tightening their belts while benefiting from their own lawn and garden maintenance, said Mike Metallo, President of NGA. "It makes perfect sense that people are spending more time on do- it- yourself lawn and garden activities during this great recession because it's a simple and direct way homeowners can maintain and improve the appearance of their property and save money by doing more for themselves." Metallo also says that it's clear that food gardening is a significant priority for many people because exercise, health and nutrition, along with food safety, are on the forefront of their minds, along with the dollars they spend on produce in stores.

Founded in 1973, the National Gardening Association is a national nonprofit leader in plant-based education. NGA uses gardening as a vehicle to advance social, environmental, and educational causes, and supports gardeners and educators with in-depth information about gardening and its many benefits.

For more information visit http://www.researchandmarkets.com/research/dff28a/hard_times_lawn

Bharatbook.com : Landscaping & Lawn Care Industry Outlook

December 15th, 2009

Lawn & Garden Consumables forecasts for 2012 & 2017

US demand to grow 4.5% annually through 2012. US demand for packaged lawn and garden consumables, which include fertilizers, pesticides, growing media, seeds, mulch, and other related products, is forecast to increase 4.5 percent per year to $9.2 billion in 2012. After several years of favorable sales, the lawn and garden industry hit a snag in 2007. Unfavorable weather patterns (e.g., a cold spring and drought-like conditions in the summer months) throughout much of the US, coupled with rising fuel and energy costs, and lowered home values, limited the amount of monetary resources consumers and professionals were willing to spend on beautifying and upgrading lawns and gardens. Many of these economic factors continue to plague the industry in 2008. Nevertheless, the graying of the baby boom generation, which is primed for the peak gardening years and residence in more affluent areas with larger yards, will hike demand going forward, especially for products used in landscaping and gardening applications. At the same time, because of a renewed emphasis on family, the population is electing to spend more time and energy in and around their homes, as well as the homes of family members and friends — often in outdoor living spaces such as patios and decks. Increased concerns over synthetic fertilizers and pesticides used on lawns and gardens, particularly in regard to how these chemicals affect bodies of water, and the health of people and animals, will provide opportunities for organic products.

(http://www.bharatbook.com/Market-Research-Reports/Lawn-Garden-Consumables-forecasts-for-2012-2017.html )

Fertilizers, growing media, mulch to lead product gains

Best opportunities are anticipated for new products that offer convenience and good performance while also meeting health and safety standards. Growth will be led by fertilizers, growing media and mulch, all of which will post above average gains over the forecast period. These three segments are benefitting from the expanding consumer trend favoring value-added products such as fast-acting and easy-to-use fertilizers, rubber mulch, colored mulch and premium soils. Across all product segments, organic formulations will experience more favorable increases over conventional formulations. Sales of organics will be spurred by substantial product improvements, a rising number of products, lower prices and more effective marketing, particularly as more leading lawn and garden consumable suppliers enter the market. In contrast, sales will be sluggish for pesticides, which make up almost 30 percent of the market. Increasing concern over the environmental and health effects of agrochemicals will dampen pesticides’ prospects. Attempts to control lawn maintenance costs, especially within the professional market, will further depress gains.

Study coverage

It presents historical demand data plus forecasts for 2012 and 2017 by product, market, application, end-user and region of the US. The study also assesses market environment factors, evaluates market share and profiles 39 competitors in the US industry.

Exhibit C

Distribution/Sales Agreement

THIS DISTRIBUTION/SALES AGREEMENT (this “Agreement”) is made by and

B E T W E E N:

Organic Plant Health LLC, a limited liability company organized under the laws of North Carolina with its principal place of business at

9206 Monroe Road, Charlotte, NC 28270

(The “LLC”)

- and -

GREENWAVE DISTRIBUTION, INCorporated, a corporation incorporated under the laws of South Carolina with its principal place of business at

244 Dalton Road, Marietta, SC 29661

(The “Distributor”)

WHEREAS:

(A)              The LLC produces and sells organic fertilizers, soil conditioners, natural herbicides and pesticides bearing the trademarks listed on Exhibit “A”, also known as the “Product Brochure”, attached hereto (the “Products”);

(B)              The Distributor has assured the LLC that it possesses the necessary technical and commercial competence and the ability to easily structure the organization necessary to ensure efficient performance of its contractual obligations hereunder;

(C)              The LLC is willing to sell the Products to the Distributor for marketing in the Territory (as hereinafter defined) under the terms and conditions of this Agreement;

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

Appointment of Distributor

Appointment. Subject to the terms and conditions of this Agreement, the LLC grants to Distributor the exclusive right to promote, market, distribute and sell the Products in the following geographic areas (the “Territory”):

(a) The State of South Carolina, except and excluding the following counties: Lancaster County, Chester County and York County.

(b) The following counties in western North Carolina: Cherokee County, Graham County, Clay County, Swain County, Macon County, Jackson County, Haywood County, Transylvania County, Madison County, Buncombe County, Henderson County, Yancy County, McDowell County, Rutherford County & Polk County (all other counties in North Carolina being excluded from the Territory).

Optional Appointment. Subject to the terms and conditions of this Agreement, and the Distributor’s compliance with Article 1, Section 1.5, and prior execution of the Optional Territory Agreement set forth on Exhibit “B”, also known as “The Optional Appointment Agreement”, the LLC may grant to the Distributor the option to promote, market, distribute and sell the Products in the following geographic areas:

(a) The State of Georgia

License. Subject to the provisions hereof, the LLC hereby grants to Distributor all necessary rights and licenses to use in and with the Territory for so long as this Agreement is in force, the trademarks set forth on Exhibit “A” hereto, as they may be amended from time to time (the “Trademarks”) for the sole purpose of promoting and selling the Products in and to the Territory, and for no other purpose. The aforementioned rights and licenses are exclusive except as noted in Article 1, Section 1.1 (a), and (b), and in the venue of E-Commerce, where the LLC shall retain the sole right to market and sell Products. Other rights and privileges related to E-Commerce may be found in this same Article, under section 1.7, titled, “E-Commerce sales”.

Initial Territory License Fees. The LLC offers the exclusive rights for the distribution of Products in and to the initial Territory and in exchange Distributor agrees to pay a license fee of $50,000, to be paid as follows: $15,000.00 upon execution of this Agreement; $15,000.00 to be paid on March 1, 2011; $10,000.00 to be paid on May 1, 2011; and $10,000.00 to be paid on July 1, 2011. After the LLC, has received the full payment of $50,000.00, no additional Territory License Fee will be due for this initial Territory during the term of the Agreement.

Optional Territory License Fees. The LLC additionally offers the Distributor the first right of refusal to accept the Optional Territory noted in Article 1, Section 1.2, and to distribute Products in the Optional Territory under the same Terms and Conditions as the original Territory. Upon acceptance and execution of the Optional Territory Appointment, the Distributor agrees to pay a license fee of Seventy-Five Thousand and No/100ths ($75,000.00) Dollars, to be paid as follows: Five Thousand and No/100ths ($5,000.00) Dollars non-refundable deposit to be paid upon execution of the Distribution/ Sales Agreement; Twenty-Five Thousand and No/100ths ($25,000.00) Dollars upon acceptance of the Optional Territory; Fifteen Thousand and No/100ths ($15,000.00) Dollars to be paid sixty (60) days after execution of the Optional Territory Appointment; Fifteen Thousand and No/100ths ($15,000.00) Dollars to be paid one hundred twenty (120) days after the execution of the Optional Territory Appointment; Seven Thousand Five Hundred and No/100ths ($7,500.00) Dollars to be paid one hundred eighty (180) days after the execution of the Optional Territory Appointment; and Seven Thousand Five Hundred and No/100ths ($7,500.00) Dollars to be paid two hundred forty (240) days after the execution of the Optional Territory Appointment, totaling Seventy-Five Thousand and No/100ths ($75,000.00) Dollars. After the LLC according the above payment schedule has received the full payment of Seventy-Five Thousand and No/100ths ($75,000.00) Dollars, no additional Territory License Fee will be due for this territory during the term of the Agreement. The first right of refusal to accept the Optional Territory expires twelve (12) months after signing this Distribution/Sales Agreement. If, after twelve (12) months from the execution of the Distribution/Sales Agreement, the Distributor has not accepted the Optional Territory, the first right of refusal will expire and revert back to the LLC. Any additional rights of first refusal for the Distributor will be negotiated in good faith at that time.

Discontinuations & New Products. Nothing in this Article 1 or elsewhere in this Agreement shall preclude the LLC from discontinuing the sale of any Product which the LLC reasonably concludes is no longer suitable, profitable or otherwise feasible for the LLC to sell, provided the LLC gives the Distributor at least ninety (90) days prior written notice of such discontinuation. All new products introduced by the LLC during the Term of this Agreement shall automatically become part of the Products hereunder. In the event the Distributor and the LLC agree that certain of the Product(s) may not be feasible to be sold by the Distributor, for any reason, the parties will document such agreement in writing, such products will not be considered Products hereunder, and the LLC retains the e-Commerce distribution rights for such product(s) in the Territory.

E-Commerce Sales. The LLC shall retain the sole right related to e-Commerce sales. In the event that e-Commerce products are shipped into the Distributors Territory the LLC shall pay a commission to the Distributor. See Section 1.8 of this same Article for details related to any commissions owed to the Distributor by the LLC. The Distributor may, at it’s own discretion, build a website and show the Product information and photos consistent with the Product packaging or other materials supplied by the LLC, for the general public to view across the Internet. If the Distributor elects to build such a website, the Distributor agrees that it will exclude any and all pricing from it’s viewable information, unless it links directly to the LLC website where retail prices can be found.

1.8 Commissions. The Distributor shall be due commissions, at varying rates, on certain sales made by the LLC.

(a) E-Commerce: the Distributor shall receive a commission in the amount of 5% of the retail selling price on all E-Commerce sales that are shipped into the Territory, excluding those that originate from an authorized E-Commerce partner, including, but not limited to TABcom, Inc. (ie. www.garden.com, or any other TABcom, Inc. E-Commerce websites).

(b) National Accounts: On national accounts that are sold and managed through OPH Corporate where the national account will have distribution points within the Territory, the Distributor will receive a commission in the amount of 5% of the wholesale sales price sold into retailers located in the Distributor’s Territory. The Distributor will receive no commission on wholesale sales that occur outside of the Distributor’s Territory.

If fulfillment or account management help is needed from the Distributor for OPH Corporate to service the national account, the LLC and the Distributor will negotiate, in good faith, an appropriate rate or fee to be paid to the Distributor for the additional work that may be required by the Distributor.

1.9 Commission Payments. Any commissions owed will be paid monthly, according to the latter of,

(a) on or about the twentieth (20th) day of the month for the prior month’s sales; or

(b) within ten (10) days after the LLC receives payment from the person or entity invoiced for the purchase.

1.10 Billy Styles Appearances. The LLC agrees to provide a minimum of six (6) live appearances by Billy Styles to the Distributor for each of the first two (2) years, at no cost to the Distributor, provided that (a) events are within driving distance of Charlotte, NC, allowing for Billy Styles’ return on the same day; (b) events are not scheduled over multiple, consecutive days; and (c) events are schedule Monday through Friday on non-Federal Holidays. In the event the Distributor desires a live appearance outside the scope of 1.10 (a) or (b), the Distributor shall be responsible for paying the normal expenses of the overnight stay. This arrangement shall be renegotiated at the end of the two (2) year period, as Billy Styles’ schedule may not allow for scheduled events, however Billy Styles will attempt to make himself available for event appearances when possible.

1.11 Limitations. The Distributor shall buy and sell the Products in its own name and for its own account. The Distributor is an independent contractor, and not an employee, agent, joint venture or partner of the LLC. The Distributor and employees of the Distributor shall identify themselves as such, and shall make clear the limitations of their authority to any potential or actual customers of the Products. The Distributor may not, in any manner, accept any obligation, incur any liability, promise any performance or pledge any credit on behalf of, or for the account of, the LLC except those expressly permitted under this Agreement. Each party shall pay any and all expenses and charges relating to their performance of contractual obligations hereunder.

Products

Products. The Products covered by this Agreement shall include the specific products manufactured, sold, or promoted by the LLC as set forth on Exhibit “A” attached hereto, as it may be amended from time to time as provided herein. This Agreement also fully applies to any new products introduced by the LLC as of the effective date.

Prices and Payment Terms

The selling price to the Distributor for the Products will be the LLC’s Distributor price in effect at the time of the Distributor’s order. The Distributor shall submit purchase orders for the Products to the LLC in writing, which purchase orders shall set forth, at a minimum: identification of the Products ordered, item number of the product, quantity and a requested but not guaranteed delivery date. Unless stated otherwise, prices, shipments and risk of loss are Ex Works the LLC’s facilities.

The LLC’s price list is subject to change on thirty (30) days prior written notice to the Distributor, and any such price changes shall take effect only on orders placed after such thirty (30) day period. Payment terms are net thirty (30) days from the date the Products are received.

In the event of any delay in payment of any amounts due to the LLC hereunder, which payments are not being disputed in good faith, the LLC shall have the right to suspend deliveries. In the event that the LLC does not receive any payment when due, the Distributor shall pay to the LLC as a late charge and not as a penalty, interest on the unpaid balance from the due date until payment is actually received by the LLC, at the normal rate of prime as published by the LLC’s primary bank at that time, plus 3%. The LLC’s right to such interest shall be in addition to and not in lieu of all other rights and remedies arising by reason of such non-payment. Any payment received by the LLC may be applied by the LLC first to any outstanding interest due and then to any outstanding balance owed by the Distributor to the LLC, as the LLC in its sole discretion shall determine.

3.4 All Distributor Wholesale prices are Ex Works Charlotte, unless otherwise agreed upon in certain terms by the LLC in writing.

Security Interest

Security Interest. The LLC shall retain title to the Products and shall have a security interest in the Products sold to the Distributor and all accounts receivable arising from the sale of such Products, including their respective proceeds (for purposes hereof, the "Collateral") until paid in full. The Distributor, upon the LLC's request, shall give, execute, file and/or record any notice, financing statement, continuation statement, instrument or document which the LLC shall consider necessary to create, preserve, continue, effect or validate the security interest in the Collateral granted hereunder or to enable the LLC to exercise or enforce its rights hereunder. The Distributor hereby authorizes the LLC to file any financing statements, continuation statements or other documents in any jurisdiction at any time it deems necessary to protect and maintain the LLC's interest in the Collateral, with or without the Distributor’s signature, and the Distributor hereby specifically authorizes the LLC as the Distributor’s attorney-in-fact to execute and file such statements on the Distributor's behalf. For Products to be shipped to Distributor and held in inventory by Distribution, in the event the Distributor intends to utilize other warehouse facilities, change its business address or in any other way to transfer the Products, or any records relating to such Products, including accounts receivable, to any location other than the address set forth above, the Distributor shall notify the LLC in writing at least thirty (30) days prior to such change or transfer.

Duties of Distributor

The Distributor, at its own cost and expense, shall use all reasonable commercial efforts to develop and exploit the maximum sales for the Products in the Territory. This covenant to use all reasonable commercial efforts shall include without limitation the following obligations:

Sales Organization. Distributor shall establish and maintain a staff of personnel who are fully trained and knowledgeable about all the Products and methods of Product use. The Distributor’s staff will be able to sufficiently support all its clients with the education and training programs necessary for them to effectively service the Territory. All clients must be trained as soon as they have Product to sell and have periodic review and training sessions to assure the Products are properly promoted to the end users. Specifically, the Distributor will employ Account Managers that will, on a regular basis, (i.e. every 2-4 weeks), make on site visits to client locations for the purpose of evaluating sales efforts, sales results, cleanliness, display presentation, inventory needs and sell-through opportunities that may be present on new or existing products. The LLC reserves the right to periodically review and approve the Distributor’s training methods, programs and account service protocols. In the event of any discovered deficiencies the Distributor will make commercially reasonable efforts to rectify the deficiencies.

Inventory. The Distributor shall maintain an adequate selection and stock of the Products, as well as the staff and distribution operation, as is commercially reasonable and necessary to fulfill clients’ demands for timeliness, product availability, proper handling, and to guarantee requests for replacement under warranty, as set forth in Section 6 of this Agreement.

Monthly Reports. Distributor shall deliver (upon request) to the LLC, a written report regarding marketing efforts, sales performance and inventory status of the Distributor, for the preceding calendar month, quarter, six (6) month period or twelve (12) month period, as well as non-binding plans for the forward calendar month, quarter, six (6) month period or twelve (12) month period as may be requested.

Advertising and Promotion. The Distributor agrees to conduct, at its own expense, advertising and public relations campaigns such as, but not limited to, radio, television, print and direct mail advertising, as well as seminars and educational events for homeowners, HOA’s, botanical gardens, and garden clubs and other organizations within the Territory as Distributor deems appropriate, or recommended by the LLC. The Distributor also will periodically attend trade shows and industry related events as are appropriate or recommended by the LLC. In the event the LLC is attending a Trade Show or similar event where the LLC has rented a booth, the Distributor will be welcome to attend the event as a guest of the LLC and participate in the LLC’s booth as a distributor of the LLC’s Products, but the Distributor may not represent any third party products not also offered by the LLC. In the event the Distributor is attending a Trade Show or similar event, the LLC will make reasonable efforts to send a representative of the LLC to attend the event to help represent the LLC’s brand and the Products. The LLC will provide reasonable advertising expertise and consultation to the Distributor to help develop strategic and tactical plans for use in promoting and advertising the Products. All advertising and promotional materials not supplied by the LLC shall be submitted to the LLC for written approval prior to the use of any such material. The LLC may request from the Distributor, from time to time, as deemed necessary, written, detailed, summaries of past expenditures or projections of future, marketing and advertising budget allocations.

Licenses and Permits. The Distributor agrees that it shall obtain any and all licenses and permits which may be required under all applicable Federal, State or local law in order to perform the duties and obligations hereunder.

Product Presentation. The Distributor agrees to stock and maintain all Products in a way that exemplifies order, neatness, cleanliness, sufficient stock, and coordination in keeping with the standards of the industry and the LLC may, with prior written notice to Distributor, inspect from time to time. The Distributor will also assist the clients in proper presentation and periodically inspect the client’s presentation areas for order, neatness, cleanliness, sufficient stock, and coordination as well. In the event of any discovered deficiencies the Distributor will make commercially reasonable efforts to rectify the deficiencies.

The Distributor undertakes to comply with the rules of fair competition and all other applicable Federal, State or local laws and regulations.

Except as expressly provided by this Agreement, any and all expenses and /or charges connected with the fulfillment of the Distributor’s obligations and activity pertaining to this Agreement shall be exclusively borne by the Distributor.

The LLC’s representatives may, upon prior written or verbal notification, visit the Distributor’s place of business at any reasonable time during normal business hours, in order to assist in the improvement of the presentation, sales and marketing of the Products.

The Distributor agrees to provide the LLC with regular information as is necessary to keep the LLC up to date regarding sales of the Products and market trends. Upon the LLC’s request, the Distributor shall furnish the LLC with copies of brochures, advertising materials, pop displays, illustrations and any other samples of competitors’ products so that the LLC can help the Distributor compete more effectively.

Competitive Products. The Distributor agrees not to sell, offer or provide in service, any products considered to be competitive with the LLC’s Products during the term of this agreement.

Third Party Products. The Distributor may sell third party products, (purchased from companies other than the LLC). However, the LLC reserves the right to recommend alternative products be purchased for a specific purpose if the LLC finds that certain third party products offered by the Distributor

Buy / Sell Agreement. In the event that the Distributor currently holding exclusive distribution rights of the LLC’s Products in any territory, after having legally purchased in full the territory distribution rights from the LLC, willingly or otherwise is desirous of selling their distribution rights, the Distributor must first offer a FIRST RIGHT OF REFUSAL to the LLC, in writing, notifying the LLC of its intent to sell the Distribution Rights. At such time, the LLC shall have ninety (90) days to either (a) exercise the right of first refusal, and begin negotiations to purchase the distribution rights back from the Distributor, or; (b) decline the right of first refusal to purchase the distribution rights from the Distributor.

In the event that the LLC elects to accept the right of first refusal and purchase the distribution rights back from the Distributor, a fair-market appraisal will determine the purchase price and the LLC and the Distributor will work together to negotiate a fair-market purchase price as well as terms that are acceptable to both parties.

In the event that the LLC elects to decline this right, the Distributor may sell the Territory distribution rights, in their entirety, to a different qualified party, subject to the sole approval by the LLC. The Distribution Territory may not be subdivided in any way for the purpose of selling the Distribution rights. The LLC affirms that it will not unreasonably withhold approval from those qualified parties so long as those parties meet the following qualifications. The party interested in purchasing the Territory distribution rights must:

Exhibit the financial capability to support and service existing and new clients in the Territory and to fund and support the required expansion goals for the Territory;

Exhibit the industry knowledge and business acumen to operate the Distributorship in a successful manner;

(c) Have successfully completed Product training with the LLC to the extent that the LLC is satisfied that the interested party has a full understanding of the LLCs Products, Protocols and business practices, so as not to cause any interruption to normal business with existing clients in the Territory.

Warranty

THE LLC WARRANTS TO THE DISTRIBUTOR EACH PRODUCT SOLD BY IT TO BE FREE FROM DEFECTS IN MATERIAL AND WORKMANSHIP, WHEN PROPERLY MAINTAINED UNDER NORMAL USE AND TO COMPLY WITH PUBLISHED SPECIFICATIONS, FOR A PERIOD OF TWELVE (12) MONTHS FROM THE DATE OF PURCHASE BY THE DISTRIBUTOR OF THE PRODUCT (THE WARRANTY PERIOD”).

PRODUCTS WHICH DO NOT CONFORM TO THE SPECIFICATIONS OR WHICH ARE DEFECTIVE IN MATERIAL OR WORKMANSHIP WILL, BY THE LLC'S DECISION, BE REPLACED OR REPAIRED, OR, AT THE LLC'S OPTION, CREDIT FOR THE ORIGINAL PURCHASE PRICE MAY BE ALLOWED PROVIDED THAT DISTRIBUTOR NOTIFIES THE LLC IN WRITING OF SUCH DEFECT WITHIN NINETY (90) DAYS OF RECEIPT INTO ITS INVENTORY AND DISTRIBUTOR RETURNS SUCH PRODUCTS IN ACCORDANCE WITH THE LLC'S INSTRUCTIONS. NO PRODUCTS MAY BE RETURNED BY THE DISTRIBUTOR WITHOUT THE LLC'S PRIOR WRITTEN AUTHORIZATION, WHICH AUTHORIZATION WILL NOT BE UNREASONABLY WITHHELD.

THIS WARRANTY DOES NOT APPLY TO ANY PRODUCT WHICH HAS BEEN SUBJECTED TO MISUSE, ABUSE, NEGLIGENCE OR ACCIDENT BY THE DISTRIBUTOR OR THIRD PARTIES.

THE LLC MAKES NO OTHER WARRANTY OR REPRESENTATION OF ANY KIND WITH RESPECT TO THE PRODUCTS, EITHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION THAT OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE. FAILURE TO MAKE ANY CLAIM IN WRITING, OR WITHIN THE NINETY (90) DAY PERIOD SET FORTH ABOVE, SHALL CONSTITUTE AN IRREVOCABLE ACCEPTANCE OF THE PRODUCTS AND AN ADMISSION BY THE DISTRIBUTOR THAT THE PRODUCTS FULLY COMPLY WITH ALL TERMS, CONDITIONS AND SPECIFICATIONS OF DISTRIBUTOR'S PURCHASE ORDER. NEITHER PARTY SHALL BE LIABLE FOR DIRECT, INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES, UNDER ANY CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, DAMAGE OR LOSS RESULTING FROM INABILITY TO USE THE PRODUCTS, INCREASED OPERATING COSTS OR LOSS OF SALES, OR ANY OTHER DAMAGES. TO MAKE A CLAIM UNDER THIS WARRANTY, DISTRIBUTOR MUST NOTIFY THE LLC IN WRITING WITHIN THE WARRANTY PERIOD.

THE FOREGOING CONSTITUTES THE DISTRIBUTOR'S SOLE AND EXCLUSIVE REMEDY AND THE LLC'S SOLE OBLIGATION WITH RESPECT TO PRODUCTS FURNISHED HEREUNDER.

Term and Termination

The initial term of this Agreement shall be two (2) years (the “Initial Term”). The Initial Term shall have no minimum sales level requirements to allow the Distributor adequate time to establish the appropriate infrastructure and strategic expansion plan required to meet future sales objectives. This Agreement will renew for an additional five (5) year term, and automatically renew for subsequent one (1) year terms (each a “Renewal Term,” and collectively with the Initial Term, the “Term”) so long as the following conditions are met:

(a) All payments due the LLC including, but not limited to, “Territory License Fees”, and Product Invoices will be made in good funds on time, without delay, unless specifically under a good faith dispute. Execution of this Amendment removes the opportunity of dispute over any Territory License Fees that may be due. In the event the Distributor disputes a specific invoice in good faith, states in writing to the LLC the good faith basis for the dispute, and notifies the LLC of the good faith dispute prior to within ten (10) days of the due date, that specific invoice shall not be deemed due until a resolution of the dispute has been reached. Payment delays related to invoices in good faith dispute do not remove the Distributor’s obligation to pay all other invoices that may be due by the due date. Inability to pay is not a good faith dispute.

(b) The Distributor must maintain a fully trained and active sales force.

(c) The Distributor must develop and make consistent progress on a methodical expansion plan and update the LLC in writing, quarterly, regarding changes and adjustments to the expansion plan. This is important so that the LLC can properly support the Distributor with appropriate training and educational materials that are relevant to the Distributor’s prospective clients.

Upon the Distributor meeting the following conditions throughout the Initial Term, the LLC will renew the Agreement as outlined above and will set forth the following minimum wholesale sales objectives required to be met, beginning in year three, to keep the Distributor in good standing.

(d) Minimum Sales Objective for SOUTH CAROLINA: Three Hundred Thousand and No/100ths ($300,000.00) Dollars

(e) A year-to-year increase of ten (10%) percent per year in Wholesale Sales for years three (3) through five (5).

A year-to-year increase of five (5%) percent per year in Wholesale Sales, thereafter.

These same conditions will apply to Georgia, if Distributor accepts the Optional Territory, with identical timelines and minimum requirements after an initial term of two (2) years in that territory.

From and after the Initial Term, this Agreement may be terminated as follows:

party attempts to assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party; or

Either party materially breaches any provision of this Agreement and fails to cure such default within thirty (30) days of receipt of written notice thereof.

Procedure Upon Termination. Upon termination of this Agreement by the LLC, the LLC is entitled to restrict or cease deliveries of the Products to the Distributor, including deliveries on orders already received at the time of the notice of termination. Also upon termination of this Agreement, the Distributor shall cease to have any rights, liabilities or obligations hereunder, with the exception of the Distributor’s obligations under Article 9, which obligations shall survive termination, notwithstanding the foregoing, except in the event of termination by the LLC. After notice of termination is given, the LLC may modify the terms of payment for any subsequent shipment if termination is due to Distributor’s failure to pay LLC, which failure is not excused. Otherwise, terms of payment will remain in accordance with such language as stipulated in this Agreement.

Effect of Termination. Upon termination or expiration of this Agreement, all of the Distributor’s rights with respect to the Trademarks shall immediately cease, provided, however, that the Distributor may utilize the Trademarks to sell any Products remaining in inventory or otherwise delivered after the said expiration or termination for a period of six (6) months from the date of termination.

Confidentiality

Confidential Information. During the Term hereof and thereafter, each party agrees to keep secret all Confidential Information of the other party and will take all steps and institute any internal secrecy procedures which may be necessary to maintain the secrecy of the Confidential Information of the other party and further agrees that it shall not use the Confidential Information of the other party except in connection with the performance of its obligations under this Agreement. Upon termination of this Agreement, each party shall immediately cease to use the Confidential Information of the other party and shall return to such other party all documents and copies in its possession or control which in any way embody or evidence the Confidential Information of the other party. As used herein, the term “Confidential Information” shall mean all information of one party disclosed to or otherwise acquired by the other party in connection with its performance of its obligations under this Agreement, concerning or relating in any way to the markets, customers, Products, procedures, plans, operating experience, marketing strategies, organization, employees, financial conditions or plans or business of such disclosing party, its subsidiaries or Affiliates, except for such knowledge or information which: (i) is or later becomes publicly known under circumstances involving no breach of this Agreement; (ii) was already known to the receiving party at the time it received the information or knowledge; (iii) is made available to the receiving party by a third party without secrecy obligation and without breach of its obligations to the disclosing party; or (iv) the receiving party is required by law to divulge.

Trademarks

During the Term of this Agreement, the Distributor shall have the limited, non-exclusive, royalty-free right to use the Trademarks in connection with the promotion and sale of Products in the Territory, provided however that the Distributor obtain the LLC’s prior written consent to use the Trademarks in catalogues, promotional materials, and advertising materials.

Use of the Trademarks shall conform to the following requirements:

The Distributor shall not use the Trademarks, or trade names in any manner other than as set forth in Section Article 9, without the prior written approval of the LLC.

The Distributor shall not put or retain the Trademarks in the Distributor’s own name or any business name;

The Distributor shall not use the Trademarks in any manner which suggests an affiliation with the LLC other than that of distributor of the Products;

The Distributor shall not add to, or use with, the Trademarks, any other trade name, trademark, symbol or device without the prior written approval of the LLC.

The Distributor shall employ any symbol or notice with the Trademarks which the LLC advises is necessary, from time to time, to identify and protect the interest of the LLC in the Trademarks.

The Distributor shall apply no other trade name, nor any labels, signs or markings of any kind to the Products without the prior written consent of the LLC.

The Distributor hereby acknowledges that the LLC (or licensors of the LLC) is the sole owner of the Trademarks and the goodwill pertaining thereto and that nothing contained herein shall constitute an assignment of the Trademarks or grant to Distributor any right, title or interest therein, except the right to use it as set forth in this Article 9. The Distributor agrees that it will not contest the LLC’s (or the LLC’s licensors’) ownership of the Trademarks, either during or after the Term.

The Distributor shall notify the LLC in writing of any infringement of the Trademarks in the Territory, of any applications or registrations for the Trademarks or marks similar to the Trademarks within the Territory, of any suit or proceeding or action of unfair competition involving the Trademarks in the Territory, promptly after it has notice thereof.

The Distributor agrees that, upon the termination of this Agreement, it shall have no interest in or right to use the Trademarks in any manner or for any purpose whatsoever, except for the limited right to sell its then remaining inventory of Products bearing the Trademarks.

If the Distributor acquires any rights to the Trademarks for any reason, it undertakes to promptly return such rights to the LLC immediately and without expense to the LLC.

The LLC represents and warrants to the Distributor that (i) it is the registered owner of the Trademarks and/or is the sole authorized licensee of such Trademarks in the Territory, pursuant to valid license agreements, (ii) it has the right, power and authority to enter into this Agreement and to grant to the Distributor the rights granted hereby, and (iii) the Trademarks do infringe upon the rights of any third party..

Force Majeure

Neither party hereto shall be liable to the other for delay in any performance or for the failure to render any performance under this Agreement when such delay or failure is a direct result of any event or matter beyond the parties reasonable control, including but not limited to any present or future statute, law, ordinance, regulation, order, failure to deliver on the part of its suppliers, judgment or decree, act of God, earthquake, epidemic, explosion, lockout, boycott, strike, labor unrest, riot, war, or similar catastrophic occurrence (each a “Force Majeure Event”).

In the event of any such delay or failure, the affected party shall send written notice by Certified Mail Return Receipt Requested specifying the delay or failure and the reason thereof to the other party within fourteen (14) calendar days from the time the affected party knew or should have known of the Force Majeure Event in question.

The provisions of this Article shall not be applicable to any obligation involving the payment of money.

General Provisions

Governing Law. This Agreement and all sales and commission transactions pursuant hereto shall be governed by the laws of The State of North Carolina, but without reference to the choice of law provisions thereof.

Notices. Any notice, request, demand, waiver, consent, approval or other communication required to be given pursuant to this Agreement shall be in writing and shall be deemed given: (i) upon delivery, if by hand; (ii) after two (2) business days, if sent by express mail or air courier; or (iii) upon transmission, if sent by facsimile (provided that a confirmation copy is sent in the manner provided within thirty-six (36) hours after such transmission), except that if notice is received by facsimile after 5:00 p.m. on a business day at the place of receipt, it shall be effective as of the following business day. All notices are to be given or made to the parties at the addresses appearing on the first page hereof, or to such other address as any party may designate by a notice designated in this Agreement.

Waiver. The failure by either party to require the performance of any term of this Agreement or the waiver by a party of any breach under this Agreement shall not operate or be construed as a waiver of any subsequent breach by the other party.

Assignment. Neither party shall assign its rights nor delegate the performance of its duties or other obligations under this Agreement, including any claims arising out of or connected with this Agreement, without the prior written consent of the other party.

Dispute Resolution. Any and all disputes, controversies and claims arising out of or relating to this Agreement or concerning the respective rights or obligations of the parties hereto shall attempt to be settled by non-binding mediation in Charlotte, North Carolina, before a single mediator.

(a) Dispute. Any dispute, controversy or claim arising out of or in connection with the interpretation of, compliance with or enforcement of any provision of this Agreement (a “Dispute”) shall be dealt with in accordance with this Section 11.5.

(b) Negotiated Resolution. A meeting shall be held between the parties promptly after a Dispute has arisen. All parties to settle the Dispute will attend the meeting. At the meeting, the parties will attempt in good faith to negotiate a resolution of the Dispute. All negotiations and settlement discussions to resolve a Dispute shall be treated as compromise and settlement negotiations between the parties and shall not be subject to disclosure through discovery or any other process and shall not be admissible into evidence in any proceeding.

(c) Mediation. If, within thirty (30) days after a Dispute has arisen (the “Negotiation Period”), the parties have not succeeded in negotiating a resolution of the Dispute, the Dispute shall be submitted to mediation, in accordance with the following procedures:

(i) The parties will jointly appoint a mutually acceptable mediator. If the parties have been unable to agree upon the appointment of a mediator within twenty (20) days, each party will select a mediator and, subsequently, the two mediators selected will choose an unbiased, third mediator, who will supervise the actual mediation.

(ii) The parties agree to participate in good faith in the mediation and related negotiations for a period of thirty (30) days. The parties may enter into an agreement prior to the mediation to set out the procedures to be used during the mediation;

(iii) The parties will bear equally the costs of the mediation; and

(iv) The parties will not call the mediator as a witness for any purpose in any proceeding nor will they seek access to any documents prepared for or delivered to the mediator in connection with the mediation or any records or notes of the mediator. Documents produced in the mediation which are not otherwise discoverable and statements made in connection with the mediation shall not be subject to disclosure through discovery or admissible in evidence in any proceeding.

(v) The parties further agree that if the mediation is not successful in resolving the dispute then each of the parties may, at their sole discretion, further pursue relief for their complaint(s) in civil courts. It is further agreed that any court proceedings related to any complaints will occur in the City of Charlotte, Mecklenburg County, North Carolina.

Severability. In case any one or more provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and other applications thereof shall not in any way be affected or impaired thereby.

Entire Agreement. This Agreement, together with Exhibits hereto, contains the entire agreement and understanding of the parties hereto with respect to the matters herein set forth, and all prior negotiations and understandings relating to the subject matter of this Agreement are merged herein and are superseded and canceled by this Agreement. This Agreement may not be modified except in writing, signed by both of the parties hereto.

11.8 Binding Effect. The terms and provisions of this Agreement shall be fully binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

LLC Name: Organic plant health, llc
Per:
Name: Billy Styles Title: President Date:

distributor name: GREENWAVE DISTRIBUTION INCorporated
Per:
Name: Title: Date:
Per:
Name: Title: Date:

EXHIBIT A

THE PRODUCTS

Product Category	Product Name	Size	Item #	Case Qty

Fungicide	Good Health Landscape	64 oz.	959	4
Fungicide	Good Health Landscape	Gallon	972	4
Fungicide	Good Health Landscape	2.5 gal	973	2
Fungicide	Good Health Landscape conc.	32 oz.	957	6
Fungicide	Good Health Landscape hose end	32 oz.	948	12

Garden	Billy's Organic Planting Mix	1.5 c. ft.	1078	40

Soil Conditioner	Garden & Flower Blend	3 lb.	953	12
Soil Conditioner	Garden & Flower Blend	6 lb.	941	1
Soil Conditioner	Garden & Flower Blend	12 lb.	940	1
Soil Conditioner	Garden & Flower Blend	25 lb.	192	64
Soil Conditioner	Garden & Flower Blend	50 Lb.	671	40

Granular Fertilizer	Bio-Balance PH	25 lb.	712	64
Granular Fertilizer	Bio-Balance PH	50 Lb.	732	40
Granular Fertilizer	Hibernate	25 lb.	929	64
Granular Fertilizer	Hibernate	50 Lb.	904	40
Granular Fertilizer	Summer Care	25 lb.	943	64
Granular Fertilizer	Summer Care	50 Lb.	942	40
Granular Fertilizer	Top Growth	25 lb.	892	64
Granular Fertilizer	Top Growth	50 Lb.	891	40
Granular Fertilizer	Urban Bloom & Evergreen	3 lb.	955	12
Granular Fertilizer	Urban Bloom & Evergreen	25 lb.	825	64
Granular Fertilizer	Urban Bloom & Evergreen	50 Lb.	769	40
Granular Fertilizer	Urban Germinate	25 lb.	772	64
Granular Fertilizer	Urban Germinate	50 Lb.	771	40
Granular Fertilizer	Urban Tree Care	6 lb.	916	1
Granular Fertilizer	Urban Tree Care	12 lb.	920	1
Granular Fertilizer	Urban Tree Care	25 lb.	958	64
Granular Fertilizer	Urban Tree Care	50 Lb.	919	40
Granular Fertilizer	Winter Care	25 lb.	928	64
Granular Fertilizer	Winter Care	50 Lb.	927	40

Granular Pre-Em	OPH Pre-Emergent	25 lb.	1054	64
Granular Pre-Em	OPH Pre-Emergent	50 Lb.	1053	40

Insect Control	Eco Cedar	8 oz.	1040	14
Insect Control	Eco Cedar	16 oz.	1035	10
Insect Control	Eco Cedar concentrate	32 oz.	1036	6
Insect Control	Eco Cedar	64 oz.	1038	4
Insect Control	Eco Cedar	Gal.	1037	4
Insect Control	Eco Cedar	2.5 gal.	1039	2
Insect Control	Eco Cedar RTU Spray	32 oz.	1034	10

Liquid Fertilizers	Sunburst 6-19-2	8 oz.	851	14
Liquid Fertilizers	Sunburst 6-19-2	16 oz	852	10
Liquid Fertilizers	Sunburst 6-19-2 conc.	32 oz.	830	6
Liquid Fertilizers	Sunburst 6-19-2	64 oz.	853	4
Liquid Fertilizers	Sunburst 6-19-2	Gal.	807	4
Liquid Fertilizers	Sunburst 6-19-2	2.5 gal.	828	2
Liquid Fertilizers	Sunburst 6-19-2 Hose-end	32 oz.	829	12
Liquid Fertilizers	Sunburst 6-19-2 RTU Spray	32 oz.	993	10
Liquid Fertilizers	Vita-Root Conc.	32 oz.	969	6
Liquid Fertilizers	Vita-Root	64 oz.	876	4
Liquid Fertilizers	Vita-Root	1 Gal.	860	4
Liquid Fertilizers	Vita-Root	2.5 gal.	861	2
Liquid Fertilizers	Vita-Root Hose end	32 oz.	871	12

Organic Mulch	Organic Mulch	25 lb.	901	64
Organic Mulch	Organic Mulch	50 Lb.	869	40
Organic Mulch	Seed Aide	50 Lb.	1027	40

Pharmacy/Ointment	Stops the Sting	0.037	1087	12

Roses	Good Health Roses	8 oz.	821	14
Roses	Good Health Roses	16 oz.	820	10
Roses	Good Health Roses	64 oz.	848	4
Roses	Good Health Roses	Gal.	802	4
Roses	Good Health Roses	2.5 gal.	939	2
Roses	Good Health Roses Conc.	32 oz.	787	6
Roses	Good Health Roses RTU	32 oz.	822	10
Roses	Good Day Roses	3 lb.	956	12
Roses	Good Day Roses	25 lb.	740	64
Roses	Good Day Roses	10 lb.	709	1
Roses	Good Day Roses	50 Lb.	956	40
Roses	Good Night Roses	3 lb.	982	12
Roses	Good Night Roses	25 lb.	744	64
Roses	Good Night Roses	10 lb.	711	1
Roses	Good Night Roses	50 Lb.	745	40
Seeds	Sun & Shade	10 lb.	1004	5
Seeds	Sun & Shade	25 lb.	1003	1
Seeds	Sun & Shade	50 Lb.	1002	1
Seeds	Shade Blend	10 lb.	1006	5
Seeds	Shade Blend	25 lb.	1005	1
Seeds	Sun Blend	10 lb.	1001	1
Seeds	Sun Blend	25 lb.	1000	1
Seeds	Sun Blend	50 Lb.	999	1

Soil Conditioner	Jack Hammer Maxx	32 oz.	1074	6
Soil Conditioner	Jack Hammer Maxx	64 oz.	1075	4
Soil Conditioner	Jack Hammer Maxx	1 Gal.	1076	4
Soil Conditioner	Jack Hammer Maxx	2.5 gal.	1077	2
Soil Conditioner	Jack Hammer Maxx Hose end	32 oz.	1073	12
Soil Conditioner	Urban Roots 3-3-1	3 lb.	954	12
Soil Conditioner	Urban Roots 3-3-1	6 lb.	914	1
Soil Conditioner	Urban Roots 3-3-1	12 lb.	915	1
Soil Conditioner	Urban Roots 3-3-1	25 lb.	747	64
Soil Conditioner	Urban Roots 3-3-1	50 Lb.	739	40
Soil Conditioner	Urban Soil Energy conc.	32 oz.	970	6
Soil Conditioner	Urban Soil Energy	64 oz.	899	4
Soil Conditioner	Urban Soil Energy	Gal.	897	4
Soil Conditioner	Urban Soil Energy	2.5 gal.	898	2
Soil Conditioner	Urban Soil Energy Hose end	32 oz.	900	12
Soil Conditioner	Urban Soil Life Maxx	25 lb.	1071	64
Soil Conditioner	Urban Soil Life Maxx	50 Lb.	1072	40

EXHIBIT B

THE OPTIONAL APPOINTMENT AGREEMENT

Optional Appointment Agreement

THIS Optional Appointment Agreement is made by and

B E T W E E N:

Organic Plant Health LLC, a limited liability company organized under the laws of North Carolina with its principal place of business at

9206 Monroe Road, Charlotte, NC 28270

(The “LLC”)

- and -

GREENWAVE DISTRIBUTION INCorporated, a corporation incorporated under the laws of South Carolina with its principal place of business at

244 Dalton Road, Marietta, SC 29661

(The “Distributor”)

The LLC is willing to sell the Products to the Distributor for marketing in the Territory (as hereinafter defined) under the terms and conditions of the previously executed Distribution / Sales Agreement;

1. The LLC, hereby offers to the Distributor the exclusive sales and distribution rights for the Territory described below, pursuant to the terms and conditions of this offer outlined in Article 1, Sections 1.2 and 1.5 respectively, of the previously executed Distribution / Sales Agreement.

(a) The State of Georgia

IN WITNESS WHEREOF the parties hereto have executed this Optional Appointment Agreement as of the date first above written.

LLC Name: Organic plant health, llc
Per:
Name: Billy Styles Title: President Date:

distributor name: GREENWAVE DISTRIBUTION INCorporated
Per:
Name: Title: Date:
Per:
Name: Title: Date: